Exhibit 10.2
NOTICE OF STOCK GRANT
under the
COMSTOCK MINING INC. 2011 EQUITY INCENTIVE PLAN
No. of shares subject to option: _[number of Shares of Stock Awarded]
This GRANT, made as of [date], by Comstock Mining Inc., a Nevada corporation (the “Company”), to [First Name Last Name] (“Participant”), is made pursuant and subject to the provisions of the Company’s 2011 Equity Incentive Plan (the “Plan”), a copy of which has been given to Participant. All terms used herein that are defined in the Plan have the same meanings given them in the Plan.
1. Grant of Stock Award. Pursuant to the Plan, the Company, on [date] (“Grant Date”), granted to Participant, subject to the terms and conditions of the Plan and subject further to the terms and conditions herein set forth, [number of Shares of Stock Awarded] shares of Common Stock.
2.  Vesting of Stock Award. The shares of Common Stock granted hereby shall become immediately vested on the Grant Date.
4. Governing Law. This Grant shall be governed by the laws of the State of Nevada and applicable Federal law. All disputes arising under this Grant shall be adjudicated solely within the state or Federal courts located within the State of Nevada.
5. Conflicts. (a) In the event of any conflict between the provisions of the Plan as in effect on the date hereof and the provisions of this Grant, the provisions of the Plan shall govern. All references herein to the Plan shall mean the Plan as in effect on the date hereof.
(b) In the event of any conflict between the provisions of this Award and the provisions of any separate Agreement between the Company and the Participant, including, but not limited to, any Severance Compensation Agreement entered between the Participant and the Company, the provisions of this Grant shall govern.
6. Binding Effect. Subject to the limitations set forth herein and in the Plan, this Grant shall be binding upon and inure to the benefit of the legatees, distributees, and personal representatives of Participant and the successors of the Company.
7. Taxes. Tax withholding requirements attributable to the exercise of this option, including employment taxes, Federal income taxes, and state and local income taxes with respect to the state and locality where, according to the Company’s system of records, the Participant resides at the time the option is exercised, except as otherwise might be determined to be required by the Company, will be satisfied by the Participant as instructed in the established procedures for exercising this option. It is the Participant’s responsibility to properly report all income and remit all Federal, state, and local taxes that may be due to the relevant taxing authorities as the result of exercising this option.

IN WITNESS WHEREOF, the Company has caused this Grant to be signed by a duly authorized officer.

COMSTOCK MINING INC.

By:
Corrado DeGasperis, Executive Chairman and CEO